# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agora, Inc., CIK 0001802883
CUSIP: 00851L103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2804 MISSION COLLEGE BLVD,, SANTA CLARA, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-22-001721
Filed by CIK 0001762304

## Reporting persons
- HHLR Advisors, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,394,212; sole dispositive power 0; shared dispositive power 8,394,212; aggregate amount beneficially owned 8,394,212 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Agora, Inc.
Address of issuer's principal executive offices: 2804 Mission College Blvd, Santa Clara CA 95054

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by HHLR Advisors, Ltd., an exempted Cayman Islands company ("HHLR" or the "Reporting Person"), with respect to the class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") represented by American Depositary Shares ("ADSs") of Agora, Inc. (the "Company") held by HHLR Fund, L.P. ("HHLR Fund"). HHLR acts as the sole investment manager of HHLR Fund and is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Class A Ordinary Shares held by HHLR Fund.

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 00851L103 has been assigned to the ADSs of the Company, which are quoted on The Nasdaq Global Select Market under the symbol "API." Each ADS represents four (4) Class A Ordinary Shares.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 368,300,000 Class A Ordinary Shares reported to be outstanding as of September 30, 2024, as reported in Exhibit 99.1 to the Company's Foreign Report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2024.
Percent of class: 2.3
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HHLR Advisors, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (02/14/2025)